Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

Fox Business – The Clam Countdown—Beachbody takes on Peloton with Launch of Live At-Home Fitness Classes May 25, 2021

Corporate Participants:

Liz Claman –Fox Business Host; The Claman Countdown

Carl Daikeler, Chief Executive Officer and Founder of The Beachbody Company Group LLC

https://video.foxbusiness.com/v/6256155913001#sp=show-clips

TRANSCRIPT

Carl Daikeler on “The Claman Countdown”

Fox Business

26 May 2021

Transcript:

Liz Claman: Massive subscriber growth since stay at home orders, forced gyms to close their doors, look at Peloton at this hour, up 10 and a half percent. Listen hands down, Peloton has sort of been the symbol of this trend, soaring one hundred and thirty eight percent year over year. Now, workout equipment maker Nautilus has done even better, jumping one hundred and eighty five percent over the year. And of course, you know that Apple recently launched its own digital fitness offering. But here comes the company looking to not only knock Peloton off its spin bike, but crush all its fitness rivals. Beachbody’s brand new BODi Interactive streaming platform now out and bringing subscribers live and on demand studio classes that you can actually interact with. Right. The new at home option coming on the heels of a major jump in sales revenue blasting forty three percent higher since announcing plans to go public via SPAC. There will be a three billion dollar, three way merger with Forest Road Acquisition Corp. and Myx Fitness. That was announced back in February. Well, when’s it coming to pass? What’s the plan to body build to the top of the fitness charts? Let’s bring in Beachbody CEO Carl Daikeler. Carl, the word here is live and interactive. So make the case that what you’ve brought out, you know, that this is going to be more attractive than going back into the gym, which is what a lot of people are doing literally this week.

Carl Daikeler: Well, look, the surveys that we’ve seen, all the research points to the fact that the digital disruption is here and we’re all excited to get out of the house. But there’s a reason that our growth has been so significant, not just last year, but even in this first quarter. We’ve as you mentioned, we saw this dramatic increase in revenue and subscribers that really comes through the experience of getting your workout done first thing in the morning and then going about your day. So people are excited to get outside, but they’re also excited to get that workout done. And there’s just nothing more convenient than getting it done at home. And again, the surveys we’ve seen, eighty seven percent of the people who went from the gym to the in-home experience have chosen to either keep their in home experience or have a hybrid of the gym and in home workout. So this is a disruption that’s really here to stay. And we’re just getting started with it.

Liz Claman: I absolutely agree with that. I think digitally disruptive has been the word when it comes to exactly what this pandemic has done. And a lot of things have changed for good. But this is now a crowded space and you’ve got Apple Fitness jumping into the fray. You were smart to have that three way merger with Myx because that instantly gives you a bike. But the bike connected with the Beachbody isn’t out until the SPAC merger goes through this reverse merger. When is that going to close?

Carl Daikeler: We expect the merger to close just around the end of the second quarter, so the end of June. But, you know, this is a race we’ve been running for twenty two years. This isn’t something that just popped up out of nowhere. Wouldn’t it be great to work out from home the reason programs like P Ninety X was our first billion dollar program or next followed by Insanity, is because we realized that if you create a great experience with content at home and provide people with a nutrition solution so that you don’t get just results from working out, you’ve got to do the nutrition too. Once we, as we’ve scaled that, it just starts to build a following. That’s why we’re the leader in this space, actually, with over two point seven million digital subscribers. This is something that’s here to stay. And the advent of bringing in that connected bike is just adding a genre to a platform that’s already extremely popular.

Liz Claman: Can you give me a sense of how the current quarter subscriber numbers are looking at the moment? Because I get that certainly the most recent quarter would look incredible still. But what about the current quarter? How’s that trending?

Carl Daikeler: Well, obviously, I’m not allowed to talk out of school or I’ll have a CFO knock on the door. But I will say that we, look, the big question is, was the pandemic a blip on the screen or was it a sign of things to come? And I will say that we had our strongest launch in the history of the company last summer, our second strongest launch, nearly the same happened in April of this year, our cardio dance program with Shaun T, which is called Let’s Get Up, and has been an absolute phenomenon, particularly because it made people feel good. It made people feel great to do a dance cardio program in their living room. You know, some people aren’t comfortable doing that in the gym, and it’s proven to be incredibly popular. Next, we’ve had our largest drop into our member library with this program, Nine Week Control Freak that just dropped into the library, I think, a week ago and is breaking records left and right so that. Again, for me, Liz, I know you like to get on the bike, and for me, if it’s not convenient, I’m not going to do the workout. So I guess that’s why our job in creating the interactive platform is what we do to innovate the genre and continue to bring it to the next level.

Liz Claman: Carl Daikeler of Beachbody, come back when you guys go public. We really want to watch that. Thanks so much.

###

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Business Combination”) among Forest Road Acquisition Corp., a Delaware corporation (the “Company”), The Beachbody Company Group, LLC, a Delaware limited liability company (“Beachbody”), and Myx Fitness Holdings, LLC, a Delaware limited liability company (“Myx”) including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, the future financial condition and performance of Beachbody and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the PIPE transaction, the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Agreement and Plan of Merger, dated as of February 9, 2021, with Beachbody, Myx and respective parties thereto (the “Merger Agreement”) by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on the business relationships operating results, and business generally of Beachbody, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 which was initially filed by the Company with the Securities and Exchange Commission (the “SEC”) on February 16, 2021 and amended subsequently (the “Form S-4”) and other documents filed and to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company has filed a preliminary proxy statement/prospectus and intends to file a definitive proxy statement/prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-4. These documents can be obtained free of charge from the sources indicated above.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the proxy statement/prospectus for the proposed Business Combination.